

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

May 30, 2024

VIA EMAIL

Philip.Sineneng@ThompsonHine.com

Philip B. Sineneng, Esq.
Thompson Hine LLP
41 S. High Street, Suite 1700
Columbus, Ohio 43215

Re: Institutional Investment Strategy Fund, et al.; File No. 812-15579

Dear Mr. Sineneng:

By Form APP-WD filed with the Securities and Exchange Commission on May 29, 2024, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief
Chief Counsel's Office

cc: Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office